January 14, 2025

Michael Comparato
Chief Executive Officer
Franklin BSP Real Estate Debt, Inc.
One Madison Avenue, Suite 1600
New York, New York 10010

       Re: Franklin BSP Real Estate Debt, Inc.
           Amended Registration Statement on Form 10-12G
           Filed December 20, 2024
           File No. 000-56705
Dear Michael Comparato:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amended Registration Statement on Form 10
Explanatory Note, page 2

1. We note your disclosure that - the Company views the Class F Common Stock, Class
       F-D Common Stock and Class F-S Common Stock as being part of the same class of common stock for purposes of this Registration Statement and the Exchange Act.
       Please provide a legal analysis supporting your conclusion that these several classes of stock should be treated as a single class for the purposes of Form 10. Please cite all authority on which you rely.
Management's Discussion & Analysis, page 52

2. We note your response to comment 2 that you are not able to estimate the amount of capital [you] will raise in the private offering or through debt financings. Please tell us why you are unable to provide an estimate of the amounts you plan to raise for your business on both a short-term (12 months) and long-term basis at this time, or advise.
 January 14, 2025
Page 2


Distribution Investment Plan, page 92

3. Given that your shares appear transferable, please expand your response to prior comment 7 to clarify how you will ensure that all purchasers of shares will be eligible to participate in an unregistered offering pursuant to Section 4(a)(2) in connection with the issuance of shares under the distribution reinvestment plan in lieu of cash distributions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Michael McTiernan, Esq.